# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Elemental Royalty Corporation, CIK 0002086771
CUSIP: 28620K106
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 10001 W. Titan Road, Littleton, Colorado (CO), 80125
Date of event which requires filing of this statement: 03/24/2026
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro,, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 20,354,627; sole dispositive power 0; shared dispositive power 20,354,627; aggregate amount beneficially owned 20,354,627 (31.9% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 9,407,667 common shares, no par value ("Common Shares") of Elemental Royalty Corporation held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A and 10,946,960 Common Shares of held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 63,829,995 Common Shares outstanding on December 31, 2025, as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 24, 2026.
- Tether International, S.A. de C.V.: type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 9,407,667; sole dispositive power 0; shared dispositive power 9,407,667; aggregate amount beneficially owned 9,407,667 (14.7% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 63,829,995 Common Shares outstanding on December 31, 2025, as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 24, 2026.
- Tether Investments, S.A. de C.V. (CIK 0002049832): type of reporting person: other (OO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 10,946,960; sole dispositive power 0; shared dispositive power 10,946,960; aggregate amount beneficially owned 10,946,960 (17.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 63,829,995 Common Shares outstanding on December 31, 2025, as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 24, 2026.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: other (OO); sole voting power 0; shared voting power 20,354,627; sole dispositive power 0; shared dispositive power 20,354,627; aggregate amount beneficially owned 20,354,627 (31.9% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 9,407,667 Common Shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. and 10,946,960 Common Shares of held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 63,829,995 Common Shares outstanding on December 31, 2025, as reported in the Issuer's Form 40-F filed with the Securities and Exchange Commission on March 24, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Elemental Royalty Corporation
Address of issuer's principal executive offices: 10001 W. Titan Road, Littleton, Colorado (CO), 80125
Comment: This statement on Schedule 13D relates to the Common Shares, no par value ("Common Shares") of Elemental Royalty Corporation, a corporation incorporated in British Columbia, Canada (the "Issuer"). The address of the principal executive offices of the Issuer is 905 - 815 W. HASTINGS ST, Vancouver, British Columbia V6C 1B4. The Common Shares are listed on the Nasdaq Stock Market LLC under the ticker symbol "ELE".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, Tether Investments, S.A. de C.V., an El Salvador entity,Tether International, S.A. de C.V. , an El Salvador entity, and Giancarlo Devasini(collectively, the "Reporting Persons"). Certain information regarding Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V., Tether International, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V. and Tether International, S.A. de C.V. is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. and Tether International, S.A. de C.V. are also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Global Investments Fund, S.I.C.A.F., S.A. is the holding company for the Tether Group. The principal occupation of Giancarlo Devasini is to serve as a director of Tether Global Investments Fund, S.I.C.A.F., S.A.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash from working capital as consideration for the Common Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may, from time to time, acquire additional Common Shares, and/or retain and/or sell all or a portion of the Common Shares beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Common Shares, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Effective on March 24, 2026, Tether Investments, S.A. de C.V. transferred 9,407,667 Common Shares to Tether International, S.A. de C.V. (the "Transfer"). The Transfer resulted in no change in the aggregate number of Common Shares beneficially owned by the Reporting Persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 20,354,627 Common Shares which includes 9,407,667 Common Shares held by Tether International, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A and 10,946,960 Common Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has voting and dispositive power with respect to the beneficially owned 20,354,627 Common Shares.
Transactions in the class effected during the past sixty days: In addition to the Transfer, Schedule B sets forth the transactions in the Common Shares effected by the Reporting Persons since June 9, 2025.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 2 and Item 4 of this Schedule 13D is incorporated herein by reference.

Subscription Agreement

On September 4, 2025, Tether Investments S.A. DE C.V. purchased an aggregate of 7,515,949 post-consolidation Common Shares of the Issuer at a price of C$18.40 (or US$13.331) per share for aggregate gross proceeds of approximately $100 million.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A Executive Officers and Directors
Schedule B Open Market Purchases
Schedule C Subscription Agreement, dated September 4, 2025, by and between the Registrant and Tether Investments S.A. DE C V. (incorporated by reference to Exhibit 99.96 to the Issuer's Form 40-FR12B filed with the Securities and Exchange Commission on October 8, 2025)
99.1 Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k)

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (03/26/2026)
- Tether International, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/26/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (03/26/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (03/26/2026)